

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 21, 2018

Via E-mail
Nicholas C. Gangestad
Chief Financial Officer
3M Company
3M Center
St. Paul, MN 55144

   Re: **3M Company**
     Form 10-K for the Fiscal Year Ended December 31, 2017
     Filed February 8, 2018
     File No. 001-03285

Dear Mr. Gangestad:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Kevin J. Kuhar

       Kevin J. Kuhar
       Accounting Branch Chief
       Office of Electronics and Machinery